SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 20, 2024

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, March 20, 2024 regarding “Ericsson appoints Andres Vicente Head of Market Area South East Asia, Oceania & India”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: March 20, 2024

PRESS RELEASE March 20, 2024

Ericsson appoints Andres Vicente Head of Market Area South East Asia, Oceania & India

•	Effective as of May 1, 2024

•	Becomes member of Ericsson’s Executive Team, reporting to the CEO

Ericsson (NASDAQ: ERIC) today announces the appointment of Andres Vicente as its new Head of Market Area South East Asia, Oceania & India and Senior Vice President. Mr. Vicente who is currently Head of Ericsson’s Customer Unit Iberia within Market Area Europe & Latin America, will replace Nunzio Mirtillo whose retirement was announced in October 2023. Mr. Vicente will take up his new position on May 1, 2024, and will be based in Singapore.

Andres Vicente has extensive experience from the telecommunications industry and joined Ericsson in 2021. He has previously worked for Vodafone for 25 years in commercial roles where he headed marketing and sales and different market segments.

Börje Ekholm, President and CEO of Ericsson, said: “I’m very pleased that Andres has accepted to take on this role. His knowledge of our industry and deep understanding of the commercial aspects that are vital to our continued success, will prove themselves very valuable to me and to his colleagues in the Market Area.”

Commenting on the appointment, Andres Vicente said: “I’m honored to take up this role. Ericsson’s ambition is to lead in an open world and I’m proud to be part of creating long-lasting value and driving positive change, in both our industry and society as a whole. Market Area South East Asia, Oceania & India is one of the most exciting growth regions for Ericsson and our Market Area team have strong execution abilities. I’m excited to soon be working alongside them and with our customers to co-create the innovations that will shape our industry and enable mutual success.”

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PRESS RELEASE March 20, 2024

MORE INFORMATION AT:

Ericsson Newsroom

media.relations@ericsson.com (+46 10 719 69 92)

investor.relations@ericsson.com (+46 10 719 00 00)

ABOUT ERICSSON:

Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The company’s portfolio spans the following business areas: Networks, Cloud Software and Services, Enterprise Wireless Solutions, Global Communications Platform, and Technologies and New Businesses. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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